Exhibit 99.1

Province of Manitoba Steady. Balanced. Building Manitoba’s Future

2009/10 Quarterly Financial Report April to June 2009

CONTENTS

Introduction Quarterly Financial Results Economic Performance and Outlook
INTRODUCTION
Budget 2009 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board and fully reflects Generally Accepted Accounting Principles (GAAP). A summary budget presents a more complete picture of how the provincial government and the other related entities operate as a whole and what the total cost is of providing services and programs to people in Manitoba.
The financial information in this quarterly financial report is presented in the same format as the budget. This allows for a smooth transition of quarterly financial reporting to a summary basis and, as recommended by the Office of the Auditor General, to be consistent with GAAP. The full transition is targeted to be complete by the end of this fiscal year.
The first quarter financial report presents information on the GRE for the three months ending June 30, 2009. The report also contains an economic performance and outlook. Consistent with prior years, an updated projection for the year end will be provided in the second quarter report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2009

GOVERNMENT REPORTING ENTITY (GRE)
Budget 2009 projected Summary Net Income for the GRE to be $48 million. The overall financial situation is being monitored in light of the economic conditions, added costs for child welfare, services for persons with disabilities, incarceration, as well as timing of federal stimulus money. In year expenditure management initiatives are in place. In order to be prepared for the outcome of a potential unprecedented H1N1 flu epidemic, extensive planning and mitigation initiatives are underway. As well, unbudgeted spring flooding costs, which were exacerbated by ice jamming, have increased expenditures. A Special Warrant is being issued to provide for these expenditures. More complete information on expenditure and revenue projections which will provide the basis for a revised year end result will be available for the second quarter report.
Projection of Summary Net Income
For the Fiscal Year Ending March 31, 2010
UNAUDITED

	2009/10 Budget
		Consolidation Impacts
	Core	and Other Reporting
(Millions of Dollars)	Government	Entities	Summary

Revenue	10,134	2,596	12,730

Expenditure	10,222	2,460	12,682

Net Result for the Year	(88)	136	48

Transfer to Debt Retirement Account	(20)	20	—

Transfer from/(to) Fiscal Stabilization Accour	110	(110)	—

Net Income	2	46	48

PROVINCE OF MANITOBA	APRIL TO JUNE 2009

QUARTERLY FINANCIAL RESULTS
The unaudited net result of expenditures exceeding revenues for the first three months of the fiscal year is $178 million or $55 million lower than estimated. This is the net result of both lower than anticipated revenue – $77 million and expenditure – $132 million.
The three-month revenue variance is primarily reflected in lower than anticipated federal transfers in core government as a result of timing of receipts and lower than projected results from Manitoba Hydro. The three-month expenditure variance mainly results from lower than estimated expenditures of core government operations primarily from timing of payments.
Government Reporting Entity Operating Statement
UNAUDITED

	Year-to-Date to June 30
	2009/10			2008/09
($000s)	Actual	Estimated	Variance	Actual

Revenue
Income Taxes	656,914	656,906	8	655,212
Other Taxes	458,873	445,613	13,260	643,615
Fees and Other Revenue	404,646	425,644	(20,998)	443,336
Federal Transfers	995,353	1,024,795	(29,442)	1,023,965
Net Income of Government Business Enterprises	110,093	156,969	(46,876)	163,408
Sinking Funds and Other Earnings	66,109	58,642	7,467	79,774

Total Revenue	2,691,988	2,768,569	(76,581)	3,009,309

Expenditure
Health and Healthy Living	1,192,067	1,221,961	(29,894)	1,104,850
Education	734,056	781,782	(47,726)	733,044
Family Services and Housing	332,624	360,736	(28,112)	328,347
Community, Economic and Resource Development	238,570	260,304	(21,734)	233,186
Justice and Other Expenditures	200,162	219,123	(18,961)	203,774
Year-end Lapse	—	—	—	—
Debt Servicing Costs	172,548	158,167	14,381	190,401

Total Expenditure	2,870,027	3,002,073	(132,046)	2,793,602

Net Result	(178,039)	(233,504)	55,465	215,707

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO JUNE 2009

Infrastructure and Capital Asset Renewal
Planned expenditures for Infrastructure and Capital Asset Renewal in 2009/10 are budgeted to be $1.6 billion. The plan to accelerate capital spending in the short term is expected to be supported by up to $135 million in federal economic stimulus funding.
Investing in tangible capital assets is key to providing vital services, as well as providing the infrastructure for economic and community development, into the future. Budget 2009 provides the resources for upgrading Manitoba’s roads and highways, wastewater treatment plants, expanding health facilities across the province, building and restoring much needed social housing and modernizing our post-secondary institutions. It also includes funding for a multi-million four-year capital program for public schools that will address high need areas in terms of immigration and population change, and will also provide for improvements and renewal of existing facilities.
As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets – like the Red River Floodway, highway infrastructure and economic stimulus investments – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to invest in infrastructure projects to create jobs and stimulate the economy, an increase in the net debt to GDP ratio to 23% was forecast in Budget 2009.
Core government capital investment details are provided in Appendix III on page 11.

PROVINCE OF MANITOBA	APRIL TO JUNE 2009

SPECIAL ACCOUNTS
Fiscal Stabilization
The budgeted draw for 2009/10 includes funds advanced by the Government of Canada for health programming of $47 million and $13 million for requirements related to ecoTrust funds. The balance of the draw reflects anticipated requirements for general programs.
Debt Retirement
The 2009 Budget provides for a $20 million contribution to debt retirement. An allocation committee will determined the share of those funds directed to the pension liability or general purpose debt.
Pension Assets
Last year the Province changed the trust conditions of the funds held in the Pension Asset Fund to clarify that these funds are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.
The Fund balance is projected to increase in 2009/10 as a result of an allocation from the Debt Retirement Account, the government’s plan to continue addressing the unfunded liability for the Civil Service Superannuation Fund and net investment earnings.
Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur but are recognized over the employee average remaining service life (EARSL).
PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
Manitoba’s borrowing requirement identified in the 2009 Budget was $3.3 billion including refinancing of $1.5 billion and new cash requirements of $1.8 billion, offset by a repayment of $68 million.
The total outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast remains unchanged from that stated in the budget, as shown in the table on the following page.
An updated forecast for 2009/10 with comparative data for 2008/09 actual results will be provided in the second quarter financial report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2009

Provincial Borrowings, Guarantees and Obligations

	2009/10 Budget
	$ millions	$ Per Capita*
Provincial Borrowings, Guarantees and Obligations
General Government Programs	6,305	5,188
Manitoba Hydro	8,247	6,787
Other Crown Organizations	1,451	1,194
Health Facilities	1,054	867
Federal Government[1]	69	57
Capital Investments	1,861	1,531

Subtotal	18,987	15,625
General Government Programs - Pensions[2]	2,180	1,794

Subtotal[3]	21,167	17,419

Other Obligations
Pension Liability	4,667
Pension Asset Fund	(2,889)

Net Pension Liability	1,778
Debt incurred for and repayable by the Manitoba Hydro Electric Board and Manitoba Lotteries Corporation	(8,040)
Education and Health Debt held by Government Enterprises	404
Other Debt of Crown Organizations	260

Subtotal	(5,598)

Total Provincial Borrowings, Guarantees and Obligations	15,569

Adjustments to arrive at Summary Net Debt
Guarantees	(402)
Net Financial Assets	(3,358)

Summary Net Debt	11,809	9,718

Summary Net Debt as a percentage of GDP	23.0%
Notes: Provincial Borrowings, Guarantees and Obligations
1.	Amounts owed relating to federal accounting errors in prior years. See Note 10, page 92 of the 2007/08 Public Accounts for additional information.

2.	In 2009/10, the Government plans to allocate an additional $330 million to address pension obligations for the civil service.

3.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at June 30, 2009 total provincial borrowings and guarantees were payable 88% in Canadian dollars and 12% in U.S. dollars. Of this total, General Government Programs borrowing and Other Crown Organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 66% in Canadian dollars (63% at March 31, 2009) and 34% in U.S. dollars (37% at March 31, 2009) which is fully hedged by U.S. dollar revenue.

*	The 2009/10 Budget Per Capita data is based upon population figures at July 1, 2008, as reported by Statistics Canada.

PROVINCE OF MANITOBA	APRIL TO JUNE 2009

ECONOMIC PERFORMANCE AND OUTLOOK
(Manitoba Economic Highlights – as of August 31, 2009)
Manitoba’s economy grew 2.4% in 2008 according to Statistics Canada, above Canada’s increase of 0.4% and below the 2.7% growth projected at the time of the 2008 Manitoba Budget. This was the third consecutive year in which Manitoba’s economic growth surpassed Canada’s. So far in 2009, Manitoba has outperformed Canada’s economy in virtually all major economic indicators.
In late 2008, Canada’s economy followed the U.S. into recession. After declining by 3.7% at an annualized rate in the last quarter of 2008 and by 6.1% in the first quarter of 2009, Canada’s economy contracted by 3.4% in the second quarter. Most private sector forecasters project that Canada’s economy will strengthen further later in 2009 and early 2010 as international financial and economic prospects improve. The Manitoba Finance survey of economic forecasters, conducted August 28, projects that Manitoba’s real GDP will remain little changed this year with a 0.2% decline, second strongest among provinces and better than the projected national decline of 2.3%.
Through the first eight months of 2009, Manitoba’s employment grew 0.2% compared to the same period in 2008 while Canada’s employment fell 1.5%. Manitoba’s full-time employment increased by 0.5% while part-time employment declined 1.1%. Manitoba’s unemployment rate was 5.0%, second-lowest among provinces and well below the national rate of 8.2%. Manitoba’s youth unemployment rate was 9.6%, the lowest in Canada.
Manitobans’ average weekly earnings continue to increase, with 2.5% year-over-year growth through the first half of 2009. Nationally, average earnings have increased 1.7%. With modest employment growth and earnings strength, labour income earned in Manitoba advanced 2.4% through the first half of 2009, fifth among provinces and well ahead of the national increase of 0.6%.
Manitoba’s retail sales declined by 3.6% in the first half of 2009. New car dealers, furniture stores and gasoline stations had the largest declines. National retail sales declined by 5.6%.
Manitoba housing starts fell 33% through the first six months of 2009 compared to a 44% national decrease. The total value of Manitoba building permits issued through to July declined 5.5% while the value of Canada’s building permits issued declined 26.2%.
The strong value of the Canadian dollar and continued weakness in the U.S. market have reduced Manitoba’s manufacturing sales in 2009. Manitoba’s manufacturers’ sales declined 6.4% in the first half of the year, second-strongest among provinces and well above Canada’s decline of 20.4%. Manitoba’s decline has been significantly affected by weaker primary metal prices, as sales of processed primary metals – principally nickel and copper – have declined by 34% compared to the first half of 2008.
Lower nickel and copper exports are principal factors in the year-over-year decline in Manitoba’s merchandise exports this year. Through June, exports have declined 14%, the second-strongest performance among provinces and about half of Canada’s decline of 27%. Exports to the US are down 13.7% while non-US exports have declined 14.7%.
Manitoba’s farm cash receipts have increased by 0.8% in the first half of the year compared to a 1.4% national decline. Manitoba’s receipts from crops increased by 5.9% while livestock receipts increased 7.0%. Direct payments to producers from various insurance and support programs declined by approximately half.
The Consumer Price Index rose 0.9% in Manitoba and 0.4% in Canada so far this year. Manitoba’s consumer inflation has been relatively stable over the last several years.

PROVINCE OF MANITOBA	APRIL TO JUNE 2009

Manitoba’s population reached 1,217,163 on April 1, 2009, an annual increase of 14,002 persons. Population grew 1.2%, from the previous year, in line with Canada’s increase. Improvements in both interprovincial and international migration were largely responsible for Manitoba’s population growth performance.
For updates and more details please see the Manitoba Economic Highlights at http://www.gov.mb.ca/finance/pdf/highlights.pdf.

PROVINCE OF MANITOBA	APRIL TO JUNE 2009

2009/10 Core Government Revenue by Source UNAUDITED	Appendix I

	Year-to-Date to June 30				Full Year
	2009/10			2008/09	2009/10
($000s)	Actual	Estimated	Variance	Actual	Budget

Income taxes
Individual Income Tax	585,112	585,104	8	576,372	2,342,700
Corporation Income Tax	71,802	71,802	—	78,840	346,600

Subtotal: Income Taxes	656,914	656,906	8	655,212	2,689,300

Other Taxes
Corporation Capital Tax	51,273	41,700	9,573	45,910	135,000
Gasoline Tax	22,161	21,500	661	22,443	130,000
Insurance Corporations Tax	17,185	17,348	(163)	16,162	69,500
Land Transfer Tax	13,261	11,800	1,461	11,234	46,400
Levy for Health and Education	57,956	54,600	3,356	55,009	358,600
Mining Tax	—	—	—	62,586	10,000
Motive Fuel Tax	11,713	13,000	(1,287)	16,900	90,500
Retail Sales Tax	248,899	251,700	(2,801)	248,199	1,594,700
Tobacco Tax	34,258	32,000	2,258	30,316	194,000
Other Taxes	2,018	1,928	90	3,438	8,876

Subtotal: Other Taxes	458,724	445,576	13,148	512,197	2,637,576

Fees and Other Revenue
Fines and Costs and Other Legal	9,373	11,677	(2,304)	11,118	51,848
Minerals and Petroleum	4,171	2,417	1,754	5,156	9,594
Automobile and Motor Carrier Licences and Fees	25,925	30,425	(4,500)	30,482	118,025
Parks: Forestry and Other Conservation	6,265	5,650	615	4,621	33,973
Water Power Rentals	27,380	26,469	911	27,503	118,502
Service Fees and Other Miscellaneous Charges	29,158	20,081	9,077	21,887	121,718
Revenue Sharing from SOAs	5,970	5,970	—	5,249	23,880

Subtotal: Fees and Other Revenue	108,242	102,689	5,553	106,016	477,540

Federal Transfers
Equalization	515,849	515,849	—	515,849	2,063,400
Canada Health Transfer (CHT)	225,831	225,831	—	211,446	903,300
Canada Social Transfer (CST)	98,085	98,085	—	94,510	392,300
Health Funds	—	—	—	—	13,976
Infrastructure Renewal	—	—	—	—	135,150
Manitoba Floodway Expansion	—	5,000	(5,000)	—	77,967
Shared Cost and Other Transfers	36,248	60,553	(24,305)	70,912	195,607

Subtotal: Federal Transfers	876,013	905,318	(29,305)	892,717	3,781,700

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	12,100	12,100	—	14,000	236,200
Manitoba Lotteries Corporation	77,900	77,900	—	75,300	311,600

Subtotal: Net Income of GBEs	90,000	90,000	—	89,300	547,800

Total Revenue	2,189,893	2,200,489	(10,596)	2,255,441	10,133,916

PROVINCE OF MANITOBA	APRIL TO JUNE 2009

2009/10 Core Government Expenditure by Sector/Department	Appendix II
UNAUDITED

	Year-to-Date to June 30				Full Year
	2009/10			2008/09	2009/10
($000s)	Actual	Estimated	Variance	Actual	Budget[1]

Health and Healthy Living	1,099,516	1,132,083	(32,567)	1,017,726	4,400,709

Education
Advanced Education and Literacy	117,497	116,147	1,350	114,116	609,074
Education, Citizenship and Youth	513,360	525,729	(12,369)	494,800	1,474,038

Total Education	630,857	641,876	(11,019)	608,916	2,083,112

Family Services and Housing	309,497	313,508	(4,011)	281,346	1,257,747

Community, Economic and Resource Development
Aboriginal and Northern Affairs	10,544	13,393	(2,849)	7,182	38,387
Agriculture, Food and Rural Initiatives	16,788	19,966	(3,178)	26,542	228,576
Competitiveness, Training and Trade	24,213	34,661	(10,448)	22,368	153,995
Conservation	30,589	31,617	(1,028)	30,937	130,242
Infrastructure and Transportation	114,479	125,701	(11,222)	107,902	586,334
Intergovernmental Affairs	28,039	29,615	(1,576)	31,018	237,835
Science, Technology, Energy and Mines	21,437	24,108	(2,671)	21,802	87,957
Water Stewardship	6,975	7,666	(691)	6,502	34,878

Total Community, Economic and Resource Development	253,064	286,727	(33,663)	254,253	1,498,204

Justice and Other Expenditures
Legislative Assembly	8,530	8,346	184	7,364	37,003
Executive Council	1,086	906	180	908	3,916
Civil Service Commission	1,579	1,623	(44)	1,465	6,834
Culture, Heritage, Tourism and Sport	26,213	27,097	(884)	27,176	88,886
Employee Pensions and Other Costs	(1,735)	(513)	(1,222)	5,205	15,124
Finance	33,385	35,239	(1,854)	33,853	104,669
Healthy Child Manitoba	6,220	6,812	(592)	5,695	28,402
Justice	66,428	74,044	(7,616)	59,729	391,221
Labour and Immigration	9,904	14,664	(4,760)	9,726	60,083
Manitoba Seniors and Healthy Aging Secretariat	320	435	(115)	285	1,757
Enabling Appropriations	415	1,243	(828)	270	29,628
Other Appropriations	5,010	6,420	(1,410)	4,662	29,471

Total Justice and Other Expenditures	157,355	176,316	(18,961)	156,338	796,994

Less: Year-End Lapse	—	—	—	—	(65,000)
Debt Servicing Costs	34,719	29,088	5,631	55,512	250,150

Total Expenditure	2,485,008	2,579,598	(94,590)	2,374,091	10,221,916

1.	Budget figures are adjusted to include Enabling Appropriations

PROVINCE OF MANITOBA	APRIL TO JUNE 2009

2009/10 Core Government Capital Investment	Appendix III
UNAUDITED

	Year-to-Date to June 30				Full Year
	2009/10			2008/09	2009/10
($000s)	Actual	Estimated	Variance	Actual	Budget

General Assets
Government Services Capital Projects	6,198	18,200	(12,002)	12,398	125,000
Transportation Equipment and Aircraft	1,928	5,900	(3,972)	193	32,037
Information Technology Projects	890	4,637	(3,747)	767	24,930
Other Equipment and Buildings	—	310	(310)	—	4,847

	9,016	29,047	(20,031)	13,358	186,814

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	33,430	47,425	(13,995)	19,315	366,725
Manitoba Floodway Expansion	5,000	20,000	(15,000)	9,650	172,846
Water Control Infrastructure	759	600	159	365	10,600
Parks, Cottage and Camping Projects	668	1,373	(705)	248	16,757

	39,857	69,398	(29,541)	29,578	566,928

Total Capital Investment	48,873	98,445	(49,572)	42,936	753,742